Exhibit 21.1

LIST OF SUBSIDIARIES

The following entities are subsidiaries of Blackstone Digital Infrastructure Trust Inc. as of the time of this offering.

Name of Subsidiary	Jurisdiction of Organization

BXDC Operating Partnership LP	Delaware
Keystone REIT GP LLC	Delaware